UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: October 2, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM POSTPONES REGISTRATION OF TRANSFER OF PREFERRED

SHARES TO TELENOR

Amsterdam (October 1, 2012) - VimpelCom Ltd. (“VimpelCom” or “Company”) (NYSE: VIP), a leading global provider of telecommunications services, announces that its Nominating and Corporate Governance Committee (the “Committee”) has decided to delay the registration of the requested transfer of 71,000,000 convertible preferred shares (the “Preferred Shares”) from Weather Investments II S.à r.l. (“Weather II”) to Telenor East Holding II AS (“Telenor”) until the order issued by the Moscow Arbitration Court prohibiting such transfer (the “Order”) ceases to have effect.

The Committee, acting under a unanimous delegation of authority from the Supervisory Board, met today to consider Telenor’s request to register the Preferred Shares transfer. The Committee determined that it is in the best interests of VimpelCom not to register the transfer of Preferred Shares to Telenor by Weather II at this time. The Committee took into account the potential adverse consequences for VimpelCom’s Russian business if the Order is considered by the Russian authorities to have been breached with the support and participation of VimpelCom.

Background

As previously disclosed, in April 2012 the Moscow Arbitration Court issued the Order against Telenor and Weather based on a claim made by the Federal Antimonopoly Service in Russia (the “FAS”). The Order prohibits, among other things, Weather II from exercising its rights under an option agreement to transfer the Preferred Shares to Telenor. The Moscow Arbitration Court also issued a separate order that prohibits the payment of dividends to shareholders of OJSC VimpelCom based on the results of operations in 2011.

VimpelCom received a letter from the FAS dated September 19, 2012 which notes that FAS is engaged in negotiations with shareholders of VimpelCom. In the letter, FAS suggests that in the interests of these negotiations, VimpelCom should not register any transfer of the Preferred Shares from Weather II to Telenor. The letter also states that the Order prohibiting the transfer of the Preferred Shares is a binding judicial act and suggests that VimpelCom not participate in any breach of that Order by registering a share transfer.

The Nominating and Corporate Governance Committee consists of the three independent directors serving on the Supervisory Board.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, relating to the Committee decision to postpone the registration of the transfer of the Preferred Shares until the Order ceases to prohibit such transfer and the potential adverse impact on the VimpelCom Group of a perceived violation of the order by the Russian authorities. These forward-looking statements are based on the Company’s best assessment of the potential impact of the Preferred Share transfer in light of the Order and the Company’s legal position and obligations. The actual outcome may differ materially from these statements and there can be no assurance that Telenor or Weather will not successfully apply to the Bermuda court for a decision ordering VimpelCom to effect the transfer of the Preferred Shares on its register. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2012 VimpelCom had 208 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

For more information please contact:

Investor Relations:	Media and Public Relations:

VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach
Investor_Relations@vimpelcom.com
Tel: +31 (0)20 79 77 203 (Amsterdam)	Tel: +31 (0)20 79 77 200 (Amsterdam)